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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    CARDIODYNAMICS INTERNATIONAL CORPORATION
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)




                                    141597104
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                                 (CUSIP NUMBER)


                              JOHN MICHAEL PAULSON
                           2250 EAST TROPICANA #19-121
                               LAS VEGAS, NV 89119
                                 (702) 429-0699
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 19, 2000
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                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                         (Continued on following pages)


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CUSIP No. 141597104             SCHEDULE 13D   Page    2     of     5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          (ENTITIES ONLY)
          JOHN MICHAEL PAULSON
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
               PF-00
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization
               USA
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                       (7)     Sole Voting Power
  Number of                    895,600
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     10,162,989
  Reporting            --------------------------------------------------------
 Person With           (9)     Sole Dispositive Power
                               895,600
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               10,162,989
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               11,058,589
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
               24.3%
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 (14)     Type of Reporting Person*
               IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.        SECURITY AND ISSUER

        The class of securities to which this Statement relates is the common stock (the "Common Stock") of CardioDynamics International Corporation, a California corporation ("Issuer"), whose address is 6175 Nancy Ridge Drive, Suite 300, San Diego, California 92121.

ITEM 2.        IDENTITY AND BACKGROUND

        This statement on Schedule 13D is filed on behalf of John Michael Paulson (hereinafter referred to as the "Reporting Person"). The Reporting Person's principal occupation is real estate development. His address, and the address of Nevastar Investments Corp., the organization in which his real estate development business is conducted, is 2250 East Tropicana #19-121, Las Vegas, NV 89119. The Reporting Person is a co-trustee of the Allen E. Paulson Living Trust (UDT dated 12/23/86) (hereinafter referred to as the "Trust") along with Edward White. The Reporting Person was named a co-executor of Allen Paulson's estate along with Edward White. The Reporting Person does not affirm that he and Edward White comprise a "group." The Reporting Person is a U.S. citizen.

        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        In 1996 the Reporting Person acquired 895,600 shares of Common Stock which are directly beneficially owned by him. He purchased these shares in a private transaction, at a per-share price of $0.25, using a promissory note payable to Allen E. Paulson, which was paid in full from the Reporting Person's personal funds in March 2000. Upon Allen Paulson's death on July 19, 2000, Allen Paulson's Issuer stock options for a total of 59,000 shares of Common Stock passed to Allen Paulson's estate, and Allen Paulson's majority ownership interest in CardioDynamics Holdings, LLC (the "LLC"), which owns 103,764 shares of Common Stock, passed to Allen Paulson's estate. As co-executor of Allen Paulson's estate, the Reporting Person now has beneficial ownership (shared with Edward White, as co-executor) in these shares. The voting power in the LLC's shares is also shared with the other members of the LLC. Before Allen Paulson's death, he had transferred 10,000,225 shares (plus the 418,409 shares later sold as described in Item 5 below) of Common Stock to the Trust. He had continued to report on Schedule 13D those shares as beneficially owned by him, because he was trustee of the Trust and the Trust was revocable by him. Upon his death, all shares of Common Stock subject to the Trust


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became irrevocably vested in the Trust and beneficial ownership passed to the
Reporting Person and Edward White as the successor co-trustees of the Trust.

ITEM 4.        PURPOSE OF TRANSACTION

        The Reporting Person's/Trust's/estate's acquisitions of securities were for investment purposes.

        On July 27, 2000, the Reporting Person was elected as a director of Issuer. The Reporting Person's beneficial ownership amount of Common Stock may be large enough to confer control of Issuer.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               See Item 3 and rows 7-10 on page 2 of this statement. The Reporting Person directly owns 895,600 shares of Issuer Common Stock for his own account. The Trust directly owns (after the 418,409-share sale reported below) 10,000,225 shares of Common Stock; the Reporting Person and Edward White share voting power and dispositive power as to those shares. As co-executor of Allen Paulson's estate, the Reporting Person beneficially owns Allen Paulson's stock options to acquire 59,000 shares of Common Stock and Allen Paulson's majority interest in the LLC, which owns 103,764 shares of Common Stock. The Reporting Person and Edward White, as co-executors, share voting and dispositive power over the stock options and share dispositive power over the LLC's Issuer stock. The Reporting Person and Edward White, as co-executors, share voting power over the LLC's Issuer stock with James Gilstrap, Nicholas Diaco and Joseph Diaco. Together, all this represents, for the Reporting Person, 24.3% of Issuer's Common Stock under the Rule 13d-3(d)(1) calculation (with 45,376,748 shares outstanding at July 29, 2000).

               Edward White's principal occupation is accounting, and he is the senior partner of Edward White and Company, a certified public accounting firm. Edward White's address, and the address of Edward White and Company, the organization in which his business is conducted, is 21700 Oxnard Street, Suite 400, Woodland Hills, California 91367. He is a U.S. Citizen. During the last five years Edward White has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               No transactions in the Common Stock were effected by the Reporting Person during the past 60 days, except for the following:

               (1) Transfers of beneficial ownership by operation of Allen Paulson's death on July 19, 2000. See Item 3.


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               (2) On July 28, 2000, the Trust sold 418,409 shares of Common
Stock back to Issuer for $5.59 per share (before fees), in connection with a private placement of Common Stock by Issuer to private investors at the same price per share.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               None.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2000


                                                   /s/ John Michael Paulson
                                                   -----------------------------
                                                   John Michael Paulson



Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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